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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2002

ART Advanced Research Technologies Inc.
(Translation of registrant's name into English)

2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐:

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1. Press release dated June 10, 2002 announcing the Board of Directors' approval of a letter of intent relating to the acquisition of its ISIS® division by a North-American Company.

News release
For immediate publication

ART BOARD OF DIRECTORS APPROVES LETTER OF INTENT FOR ACQUISITION OF ITS ISIS DIVISION BY NORTH-AMERICAN COMPANY

SAINT-LAURENT, Canada, June 10, 2002 - ART Advanced Research Technologies Inc. (ART) (TSX "ARA"), a leading developer of optical and infrared imaging technologies for the detection of anomalies in the medical sector and the electronics industry, announced today that its Board of Directors has accepted a letter of intent from a North-American company to acquire its ISIS division for US$5.5 million (CA$8.3 million). The parties aim to conclude a definitive agreement in the next several weeks leading to a closing of the transaction anticipated in July 2002. The closing of the transaction is subject to usual conditions, including due diligence.

"This strategic decision on the part of ART to divest itself of its ISIS division is consistent with our objective to focus ART's activities on the medical sector" declared Serge Huot, President and CEO of ART. "This serious interest expressed by a prospective buyer is a testimony to ART's ability to develop and design innovative products based on its core infrared imaging technology and bring them to market in order to address new or unmet needs" added Mr. Huot.

About ART

ART Advanced Research Technologies Inc. is a North American company that is involved in the research, design, development, and marketing of optical and infrared imaging technologies used in the detection of anomalies in the medical sector and the electronics industry. ART is in the process of bringing to market an optical imaging device to detect and diagnose breast cancer. The device, known as SoftScan®, represents an innovative imaging solution for the detection of breast cancer without the adverse consequences associated with traditional technology. SoftScan® uses the time domain technique in optical imaging, which generates the most information possible about tissue. ART is also working on the development of a novel and proprietary molecular imaging technology, designed to characterize and measure cellular and molecular processes and pathways. With respect to the electronics industry, ART is currently commercializing its ISIS® products, which are based on infrared verification imaging technology, and are used to detect defects in printed circuit board assemblies. ART has been listed on the Toronto Stock Exchange since June 29, 2000 (TSX: "ARA").

This press release may contain forward looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

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INFORMATION

ART Advanced Research Technologies Inc.
Sébastien Gignac (sgignac@art.ca)
Vice President, Corporate Affairs and Secretary
Jacques Bédard (jbedard@art.ca)
Senior Vice President, Corporate Services and Chief Financial Officer
(514) 832-0777

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ART ADVANCED RESEARCH
TECHNOLOGIES INC.
(Registrant)

By: ______________________________
Name: Nadia Martel
Title: Vice President and General Counsel

Dated: July 10th, 2002